Advanced Micro Devices, Inc.

One AMD Place

Sunnyvale, California 94088

April 26, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Jay Mumford

Re:	Advanced Micro Devices, Inc. Registration Statement on Form S-4

(File No. 333-187768) Supplemental Representations and Warranties

Dear Sirs:

In connection with the offer (the “Exchange Offer”) by Advanced Micro Devices, Inc., a Delaware corporation (the “Company”), to exchange up to $500,000,000 aggregate principal amount of 7.50% Senior Notes due 2022 (the “Exchange Notes”) for any and all of its outstanding $500,000,000 aggregate principal amount of its 7.50% Senior Notes due 2022 (the “Private Notes”), the Company hereby represents and warrants to the staff of the Securities and Exchange Commission as follows:

1. The Company is registering the Exchange Notes through a Registration Statement on Form S-4 (File No. 333-187768) (the “Registration Statement”) in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (dated May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and the Company will have each person participating in the Exchange Offer, including any broker-dealer that acquired the Private Notes for its own account as a result of market-making activities or other trading activities, represent that it (i) is acquiring the Exchange Notes in its ordinary course of business, (ii) is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (iii) has no arrangement or understanding with the Company, the Company’s affiliates or any other person to participate in a distribution of the Exchange Notes.

3. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) and confirm that any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and

Securities and Exchange Commission

April 26, 2013

who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any resale of Exchange Notes received in respect of such outstanding Private Notes pursuant to the Exchange Offer and that, by delivering such a prospectus, such broker-dealer, which may be a statutory underwriter, will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the Company will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

ADVANCED MICRO DEVICES, INC.

By:	/s/ Faina Roeder
Name: Faina Roeder
Title: Assistant Secretary